Exhibit 99.1

Computation of ratio of earnings to fixed charges

Full year 2012
$ million, except ratio

Profit before taxation(a)	18,809

Group’s share of income in excess of dividends of equity-accounted entities	(2,209)

Capitalized interest, net of amortization	(233)

Profit as adjusted	16,367

Fixed charges:

Interest expense	842
Rental expense representative of interest	1,734
Capitalized interest	378

2,954

Total adjusted earnings available for payment of fixed charges	19,321

Ratio of earnings to fixed charges	6.5

(a)	Includes $709 million of dividends received from TNK-BP. See Note 3 for further information.